Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
January 6, 2003

Extendicare Completes Exchange Offer for US$150 million of 9.5% Senior Notes Due 2010

MARKHAM, ONTARIO (TSX: EXE and EXE.A; NYSE: EXE.A). Extendicare Inc. announced that its wholly owned U.S. subsidiary, Extendicare Health Services, Inc., completed its previously announced offer to exchange US$150 million aggregate principal amount of 9.5% Senior Notes due 2010 that have been registered under the Securities Act of 1933 for US$150 million of unregistered 9.5% Senior Notes due 2010. All of the unregistered Senior Notes were tendered in the exchange offer, which expired on January 3, 2003.

Extendicare Inc., through its subsidiaries, operates 278 facilities with capacity for 29,300 residents in North America. Also offered in the United States are medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada.

For further information, contact:

Philip Small
Senior Vice-President of Strategic Planning and Investor Relations
Phone: (414) 908-8825
Fax: (414) 908-8111

Visit Extendicare’s Website @ www.extendicare.com